# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MBX BIOSCIENCES, INC., CIK 0001776111
CUSIP: 55287L101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001104659-24-102144
Filed by CIK 0001876200
Persons authorized to receive notices and communications: Matthew De Dominicis, Norwest Venture Partners, 1300 El Camino Real, Suite 200, Menlo Park, California (CA), 94024, (650) 321-8000

## Reporting persons
- Norwest Venture Partners XVI, LP (CIK 0001876200): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,136,335; sole dispositive power 0; shared dispositive power 2,136,335; aggregate amount beneficially owned 2,136,335 (4.8% of the class)
- Genesis VC Partners XVI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,136,335; sole dispositive power 0; shared dispositive power 2,136,335; aggregate amount beneficially owned 2,136,335 (4.8% of the class)
- NVP Associates, LLC (CIK 0001545692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,136,335; sole dispositive power 0; shared dispositive power 2,136,335; aggregate amount beneficially owned 2,136,335 (4.8% of the class)
- Jeffrey Crowe (CIK 0001535261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,136,335; sole dispositive power 0; shared dispositive power 2,136,335; aggregate amount beneficially owned 2,136,335 (4.8% of the class)
- Jon Erik Kossow (CIK 0001726084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,136,335; sole dispositive power 0; shared dispositive power 2,136,335; aggregate amount beneficially owned 2,136,335 (4.8% of the class)
- Tiba Aynechi (CIK 0001669220): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,654; shared voting power 2,136,335; sole dispositive power 4,654; shared dispositive power 2,136,335; aggregate amount beneficially owned 2,140,989 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MBX BIOSCIENCES, INC.
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. This Amendment No. 1 is being filed to report the dilution in the Reporting Persons' beneficial ownership of the Issuer's common stock resulting from the Issuer's underwritten public offering, which closed on September 26, 2025, and not as a result of any acquisition or disposition of securities by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 33,607,443 shares of common stock outstanding as of August 31, 2025, as reported in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") on September 22, 2025; (ii) 11,108,055 shares of common stock issued in the Issuer's public offering of equity securities that closed on September 26, 2025; and (iii) with respect to Aynechi, 4,654 shares of common stock issuable upon the exercise of stock options within 60 days.

Genesis XVI is the general partner of NVP XVI, NVP Associates is the managing member of Genesis XVI, Crowe and Kossow are Co-Chief Executive Officers of NVP Associates, and Aynechi is an officer of NVP Associates and a director of the Issuer. Each of Genesis XVI, NVP Associates, Crowe, Kossow and Aynechi, may be deemed to share voting and investment authority over the shares held by NVP XVI.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: No transactions with respect to the securities of the Issuer have been effected during the past sixty days by any Reporting Person. The percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on September 26, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on September 23, 2024).

## Signatures
- Norwest Venture Partners XVI, LP: /s/ Matthew De Dominicis, By Genesis VC Partners XVI, LLC, its General Partner, By NVP Associates, LLC, its Managing Member, By Matthew De Dominicis, Chief Financial Officer (09/30/2025)
- Genesis VC Partners XVI, LLC: /s/ Matthew De Dominicis, By NVP Associates, LLC, its Managing Member, By Matthew De Dominicis, Chief Financial Officer (09/30/2025)
- NVP Associates, LLC: /s/ Matthew De Dominicis, By Matthew De Dominicis, Chief Financial Officer (09/30/2025)
- Jeffrey Crowe: /s/ Matthew De Dominicis, By Matthew De Dominicis, Attorney-in-fact (09/30/2025)
- Jon Erik Kossow: /s/ Matthew De Dominicis, By Matthew De Dominicis, Attorney-in-fact (09/30/2025)
- Tiba Aynechi: /s/ Matthew De Dominicis, By Matthew De Dominicis, Attorney-in-fact (09/30/2025)